Exhibit 99.3
Management's Responsibility for Financial Reporting
December 31, 2022

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.'s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:
•transactions are properly authorized and recorded;
•financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management's responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal control over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors' reports. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 9, 2023

"Tony Staffieri"	"Glenn Brandt"
Tony Staffieri	Glenn Brandt
President and Chief Executive Officer	Chief Financial Officer

Rogers Communications Inc.	1	2022 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of the carrying value of goodwill in the Media segment
As discussed in Note 9 to the consolidated financial statements, the Company tests goodwill for impairment once per year as of October 1, or more frequently if they identify indicators of impairment. Goodwill is impaired if the recoverable amount of a cash-generating unit (CGU) or group of cash-generating units (CGUs) that contain goodwill is less than the carrying amount. The Company makes judgments in determining CGUs and the allocation of goodwill for the purpose of impairment testing. Goodwill is monitored at an operating segment level in the Media segment. The goodwill balance in the Media segment as of December 31, 2022 was $969 million. A number of businesses within the Company's Media segment are partially reliant on traditional advertising revenues, are subject to a highly competitive environment and continue to have profitability challenges due to declining advertising revenue growth rates and increasing costs of producing and/or providing content. The estimate of the recoverable amount, which is determined based on the higher of fair value less costs to sell and value in use, is based on significant estimates developed by the Company relating to future cash flows, the terminal growth rate, and the discount rate applied in its valuation model.

We identified the assessment of the recoverability of the carrying value of goodwill in the Media segment as a critical audit matter. There was a high degree of auditor judgment applied in assessing the level at which goodwill was tested and in evaluating the key assumptions used in the valuation models, which included the CGUs' future cash flows, the discount rate and the terminal growth rate.

Rogers Communications Inc.	2	2022 Annual Financial Statements

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls related to the determination that goodwill should be tested at the Media segment level and the key assumptions used in estimating the recoverable amount of the Media segment. We compared the Company's historical cash flow forecasts to actual results achieved to assess the Company's ability to accurately forecast financial results. We compared the cash flow forecasts used to estimate the recoverable amount to approved plans. We assessed the assumptions used to determine the Media segment's future cash flows by comparing to underlying documentation and external market and relevant industry data. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate, by comparing the Company's inputs to the discount rate to publicly available data for comparable entities, independently developing a range of reasonable discount rates and comparing those to the Company's rate, and the terminal growth rate for the Media segment, by comparing to underlying documentation and publicly available market data. We performed sensitivity analyses over the Company's key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the Company's determination of the recoverable amount.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company's auditor since 1969.
Toronto, Canada
March 9, 2023

Rogers Communications Inc.	3	2022 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Rogers Communications Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 9, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management's Report on Internal Control over Financial Reporting contained within Management's Discussion and Analysis for the year ended December 31, 2022. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 9, 2023

Rogers Communications Inc.	4	2022 Annual Financial Statements

Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2022	2021

Revenue	5	15,396	14,655

Operating expenses:
Operating costs	6	9,003	8,768
Depreciation and amortization	7, 8, 9	2,576	2,585
Restructuring, acquisition and other	10	310	324
Finance costs	11	1,233	849
Other (income) expense	12	(15)	2

Income before income tax expense		2,289	2,127
Income tax expense	13	609	569

Net income for the year		1,680	1,558

Earnings per share:
Basic	14	$3.33	$3.09
Diluted	14	$3.32	$3.07
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	5	2022 Annual Financial Statements

Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars)

Years ended December 31	Note	2022	2021

Net income for the year		1,680	1,558

Other comprehensive (loss) income:

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	23	293	592
Related income tax expense		(78)	(157)

Defined benefit pension plans		215	435

Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	18	(349)	10
Related income tax recovery (expense)		47	(3)

Equity investments measured at FVTOCI		(302)	7

Items that will not be reclassified to net income		(87)	442

Items that may subsequently be reclassified to net income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments		115	(210)
Reclassification to net income of (gain) loss on debt derivatives		(1,215)	50
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives		(19)	100
Reclassification to net income for accrued interest		(16)	(15)
Related income tax recovery		102	42

Cash flow hedging derivative instruments		(1,033)	(33)

Share of other comprehensive income of equity-accounted investments, net of tax		10	2

Items that may subsequently be reclassified to net income		(1,023)	(31)

Other comprehensive (loss) income for the year		(1,110)	411

Comprehensive income for the year		570	1,969
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	6	2022 Annual Financial Statements

Consolidated Statements of Financial Position
(In millions of Canadian dollars)

		As at December 31	As at December 31
	Note	2022	2021

Assets
Current assets:
Cash and cash equivalents		463	715
Restricted cash and cash equivalents	17	12,837	—
Accounts receivable	15	4,184	3,847
Inventories	16	438	535
Current portion of contract assets	5	111	115
Other current assets	5	561	497
Current portion of derivative instruments	17	689	120
Total current assets		19,283	5,829

Property, plant and equipment	7, 8	15,574	14,666
Intangible assets	9	12,251	12,281
Investments	18	2,088	2,493
Derivative instruments	17	861	1,431
Financing receivables	15	886	854
Other long-term assets	5	681	385
Goodwill	9	4,031	4,024

Total assets		55,655	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	19	2,985	2,200
Accounts payable and accrued liabilities		3,722	3,416
Income tax payable		—	115
Other current liabilities	17, 20	252	607
Contract liabilities	5	400	394
Current portion of long-term debt	21	1,828	1,551
Current portion of lease liabilities	8	362	336
Total current liabilities		9,549	8,619

Provisions	20	53	50
Long-term debt	21	29,905	17,137
Lease liabilities	8	1,666	1,621
Other long-term liabilities	22	738	565
Deferred tax liabilities	13	3,652	3,439
Total liabilities		45,563	31,431

Shareholders' equity	24	10,092	10,532

Total liabilities and shareholders' equity		55,655	41,963

Guarantees	27
Commitments and contingent liabilities	28
Subsequent events	19, 21, 24, 30
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

"Edward S. Rogers"	"Robert J. Gemmell"
Edward S. Rogers Director	Robert J. Gemmell Director

Rogers Communications Inc.	7	2022 Annual Financial Statements

Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2022	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the year	—	—	—	—	1,680	—	—	—	1,680

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	215	—	—	—	215
FVTOCI investments, net of tax	—	—	—	—	—	(302)	—	—	(302)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(1,033)	—	(1,033)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	10	10
Total other comprehensive income (loss)	—	—	—	—	215	(302)	(1,033)	10	(1,110)
Comprehensive income (loss) for the year	—	—	—	—	1,895	(302)	(1,033)	10	570

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	19	(19)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(1,010)	—	—	—	(1,010)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	—	1	(1,010)	—	—	—	(1,010)

Balances, December 31, 2022	71	111,152	397	393,773	9,816	672	(872)	8	10,092

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2021	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	—	—	—	—	1,558	—	—	—	1,558

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	—	—	—	—	435	—	—	—	435
FVTOCI investments, net of tax	—	—	—	—	—	7	—	—	7
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(33)	—	(33)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	2	2
Total other comprehensive income (loss)	—	—	—	—	435	7	(33)	2	411
Comprehensive income (loss) for the year	—	—	—	—	1,993	7	(33)	2	1,969

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	13	(13)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(1,010)	—	—	—	(1,010)
Share class exchange	—	(1)	—	1	—	—	—	—	—
Total transactions with shareholders	—	(1)	—	1	(1,010)	—	—	—	(1,010)

Balances, December 31, 2021	71	111,153	397	393,772	8,912	993	161	(2)	10,532
The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	8	2022 Annual Financial Statements

Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31	Note	2022	2021

Operating activities:
Net income for the year		1,680	1,558
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8, 9	2,576	2,585
Program rights amortization	9	61	68
Finance costs	11	1,233	849
Income tax expense	13	609	569
Post-employment benefits contributions, net of expense	23	19	(5)
Other		(24)	2
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		6,154	5,626
Change in net operating assets and liabilities	29	(152)	37
Income taxes paid		(455)	(700)
Interest paid, net		(1,054)	(802)

Cash provided by operating activities		4,493	4,161

Investing activities:
Capital expenditures	7	(3,075)	(2,788)
Additions to program rights	9	(47)	(54)
Changes in non-cash working capital related to capital expenditures and intangible assets		(200)	67
Acquisitions and other strategic transactions, net of cash acquired	9	(9)	(3,404)
Other		68	46

Cash used in investing activities		(3,263)	(6,133)

Financing activities:
Net proceeds received from short-term borrowings	19	707	971
Net issuance of long-term debt	21	12,711	550
Net payments on settlement of debt derivatives and forward contracts	17	(11)	(8)
Transaction costs incurred	21	(726)	(31)
Principal payments of lease liabilities	8	(316)	(269)
Dividends paid	24	(1,010)	(1,010)

Cash provided by financing activities		11,355	203

Change in cash and cash equivalents and restricted cash and cash equivalents		12,585	(1,769)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,300	715

Cash and cash equivalents		463	715
Restricted cash and cash equivalents	17	12,837	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,300	715
Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

Rogers Communications Inc.	9	2022 Annual Financial Statements

Notes to Consolidated Financial Statements

Page		Note	Page		Note
10	Note 1	Nature of the Business	35	Note 17	Financial Risk Management and Financial Instruments
12	Note 2	Significant Accounting Policies
14	Note 3	Capital Risk Management	49	Note 18	Investments
17	Note 4	Segmented Information	50	Note 19	Short-Term Borrowings
19	Note 5	Revenue	53	Note 20	Provisions
22	Note 6	Operating Costs	54	Note 21	Long-Term Debt
23	Note 7	Property, Plant and Equipment	58	Note 22	Other Long-Term Liabilities
25	Note 8	Leases	58	Note 23	Post-Employment Benefits
27	Note 9	Intangible Assets and Goodwill	63	Note 24	Shareholders' Equity
30	Note 10	Restructuring, Acquisition and Other	64	Note 25	Stock-Based Compensation
31	Note 11	Finance Costs	67	Note 26	Related Party Transactions
31	Note 12	Other (Income) Expense	69	Note 27	Guarantees
32	Note 13	Income Taxes	69	Note 28	Commitments and Contingent Liabilities
34	Note 14	Earnings Per Share	72	Note 29	Supplemental Cash Flow Information
34	Note 15	Accounts Receivable	72	Note 30	Shaw Transaction
35	Note 16	Inventories

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the year ended December 31, 2022, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses, which are described below. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, other income and expenses, impairment of assets, restructuring, acquisition and other costs, and changes in income tax expense.

COVID-19 affected our operating results in 2021 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the reduced customer travel due to global travel restrictions resulted in lower-than-pre-pandemic roaming revenue. In Media, due to postponed and condensed NBA and NHL seasons, sports-related revenue

Rogers Communications Inc.	10	2022 Annual Financial Statements

and expenses, such as programming rights amortization, were recognized at different points in time than is typical. Furthermore, the Toronto Blue Jays being able to allow limited game-day attendance impacted revenue and operating expenses. In 2022, COVID-19 did not have a material impact on our operating results.

Wireless
Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of "back to school" and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of new products and services, including popular new wireless device models, can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which in turn are affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable
Cable operating results are affected by modest seasonal fluctuations, typically caused by:
•university and college students who live in temporary residences:
•moving out early in the second quarter and canceling their service; and
•students moving in late in the third quarter and signing up for cable service;
•individuals temporarily suspending service for extended vacations or seasonal relocations;
•the timing of service pricing changes; and
•the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media
Seasonal fluctuations relate to:
•periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;
•the Major League Baseball season, where:
•games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•revenue related to game day ticket sales, merchandise sales, and advertising is concentrated when games are played, with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and
•programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•the National Hockey League (NHL) season, where:
•regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams' presence during the playoffs;
•programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•advertising revenue and programming expenses are concentrated when games are played, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE
We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 9, 2023.

Rogers Communications Inc.	11	2022 Annual Financial Statements

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)BASIS OF PRESENTATION
All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:
•certain financial instruments as disclosed in note 17, including investments (which are also disclosed in note 18), which are measured at fair value;
•the net deferred pension liability, which is measured as described in note 23; and
•liabilities for stock-based compensation, which are measured at fair value as disclosed in note 25.

(b)BASIS OF CONSOLIDATION
Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c)FOREIGN CURRENCY TRANSLATION
We translate amounts denominated in foreign currencies into Canadian dollars as follows:
•monetary assets and liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•non-monetary assets and liabilities, and related depreciation and amortization - at the historical exchange rates; and
•revenue and expenses other than depreciation and amortization - at the average rate for the month in which the transaction was recognized.

(d)BUSINESS COMBINATIONS
We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred, the equity interests we issued, and the liabilities we incurred to former owners of the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

During the year ended December 31, 2021, we made several individually immaterial acquisitions and recognized $51 million of related goodwill, $37 million of which has been allocated to our Cable operating segment and $14 million of which has been allocated to our Media operating segment.

See note 30 for further information regarding our agreement to acquire Shaw Communications Inc. (Shaw).

(e)GOVERNMENT GRANTS
We recognize government financial assistance when there is reasonable assurance that we will comply with the conditions of the assistance and the assistance will be received. Assistance related to expenses is recognized as a reduction of the related expense; assistance related to assets is recognized as a reduction to the carrying amount of the asset. During the year ended December 31, 2022, we have recognized $43 million (2021 - $7 million) in government grants related to assets.

During 2022, we signed an agreement with Canada Infrastructure Bank for a 30-year, $665 million senior unsecured non-revolving facility with a below-market interest rate (see note 21). The benefit of a below-market loan from a government entity is accounted for as a government grant and is equal to the difference between (i) the present value of the cash flows at the time of borrowing based on a market interest rate and (ii) the proceeds received. We recognize the difference within "other current liabilities" (when the grant will be recognized within one year of the date of the financial statements) or "other long-term liabilities" on our Consolidated Statements of Financial Position. The liability is subsequently measured at amortized cost using the effective interest method. The interest expense on the liability will be represented by the accretion of the loan liability over time. The government grant will be recognized as a reduction of the interest expense over the term of the loan. We have not recognized a government grant liability related to this loan as at December 31, 2022 as we have not yet borrowed against this facility.

Rogers Communications Inc.	12	2022 Annual Financial Statements

(f)NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2022
We adopted the following IFRS amendments in 2022. They did not have a material effect on our consolidated financial statements.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

(g)RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants. (January 1, 2024).

We do not expect IFRS 17, Insurance Contracts, or the amendments effective January 1, 2023, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining amendments will have on our consolidated financial statements; however we currently do not expect any material impacts.

(h)ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS
When preparing our consolidated financial statements, we make judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below, including:
•information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	17	X		X
5	Revenue Recognition	19	X	X	X
7	Property, Plant and Equipment	23	X	X	X
8	Leases	25	X	X	X
9	Intangible Assets and Goodwill	27	X	X	X
10	Restructuring, Acquisition and Other	30	X		X
13	Income Taxes	32	X		X
14	Earnings Per Share	34	X
15	Accounts Receivable	34	X		X
16	Inventories	35	X
17	Financial Instruments	35	X	X	X
18	Investments	49	X
20	Provisions	53	X	X	X
23	Post-Employment Benefits	58	X	X
25	Stock-Based Compensation	64	X	X
28	Commitments and Contingent Liabilities	69	X		X

Rogers Communications Inc.	13	2022 Annual Financial Statements

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient available liquidity to meet all our commitments and to execute our business plan. We define capital we manage as shareholders' equity, indebtedness (including the current portion of our long-term debt, long-term debt, short-term borrowings, the current portion of our lease liabilities, and lease liabilities), net of cash and cash equivalents, restricted cash and cash equivalents, and derivative instruments.

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board as necessary, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

The wholly owned subsidiary through which our credit card programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires a minimum level of regulatory capital be maintained. Our subsidiary was in compliance with that requirement as at December 31, 2022 and 2021. The capital requirements are not material to us as at December 31, 2022 or December 31, 2021.

With the exception of our credit card programs and the subsidiary through which they are operated, we are not subject to externally imposed capital requirements.

KEY METRICS AND RATIOS
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As at December 31, 2022 and 2021, we met our objectives for these metrics.

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) for a price of $40.50 per share (Shaw Transaction). The Shaw Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt. See note 30 for more information about the Shaw Transaction.

In connection with the Shaw Transaction, during the first quarter of 2021, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount of up to $19 billion (see note 19). During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility, see note 21) related to the Shaw Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the committed credit facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Shaw Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of approximately $12.8 billion in funds, which are recognized as "restricted cash and cash equivalents" on our Consolidated Statements of Financial Position (see note 17). Adjusted net debt increases correspondingly with any debt issued or drawn, and the use of restricted cash, and our debt leverage ratio would increase correspondingly.

Rogers Communications Inc.	14	2022 Annual Financial Statements

		As at December 31	As at December 31
(In millions of dollars)	Note	2022	2021

Current portion of long-term debt	21	1,828	1,551
Long-term debt	21	29,905	17,137
Deferred transaction costs and discounts	21	1,122	185
		32,855	18,873
Add (deduct):
Subordinated notes adjustment [1]		(1,508)	(1,000)
Net debt derivative assets [2]	17	(988)	(1,260)
Credit risk adjustment related to net debt derivative assets [3]		(10)	(18)
Short-term borrowings	19	2,985	2,200
Current portion of lease liabilities	8	362	336
Lease liabilities	8	1,666	1,621
Cash and cash equivalents		(463)	(715)
Restricted cash and cash equivalents [4]	17	(12,837)	—

Adjusted net debt		22,062	20,037

		As at December 31	As at December 31
(In millions of dollars, except ratios)	Note	2022	2021

Adjusted net debt		22,062	20,037
Divided by: trailing 12-month adjusted EBITDA	4	6,393	5,887

Debt leverage ratio		3.5	3.4
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and we understand this approach is commonly used to evaluate debt leverage by rating agencies for at least the first five years after the issuance of the respective subordinated notes.
2    Net debt derivative assets consists of the net fair value of our debt derivatives on issued debt.
3    For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4 For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalent as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. Including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is used as an indicator of financial capabilities.

		Years ended December 31
(In millions of dollars)	Note	2022	2021

Adjusted EBITDA	4	6,393	5,887
Deduct (add):
Capital expenditures [1]	7	3,075	2,788
Interest on borrowings, net and capitalized interest	11	1,090	728
Cash income taxes [2]		455	700

Free cash flow		1,773	1,671
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	15	2022 Annual Financial Statements

		Years ended December 31
(In millions of dollars)	Note	2022	2021

Cash provided by operating activities		4,493	4,161
Add (deduct):
Capital expenditures	7	(3,075)	(2,788)
Interest on borrowings, net of capitalized interest	11	(1,090)	(728)
Interest paid, net		1,054	802
Restructuring, acquisition and other	10	310	324
Program rights amortization	9	(61)	(68)
Change in net operating assets and liabilities	29	152	(37)
Other adjustments [1]	12, 23	(10)	5

Free cash flow		1,773	1,671
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at December 31, 2022 and 2021, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our restricted cash and cash equivalents (see note 17) are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction (see note 30). Our $6 billion term loan facility is also not included in available liquidity as we can only draw on that facility to partially fund the Shaw Transaction. Our Canada Infrastructure Bank credit agreement (see note 21) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at December 31, 2022		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		463	—	—	—	463
Bank credit facilities [2]:
Revolving	21	4,000	—	8	215	3,777
Non-revolving	19	1,000	375	—	—	625
Outstanding letters of credit	21	75	—	75	—	—
Receivables securitization [2]	19	2,400	2,400	—	—	—

Total		7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Rogers Communications Inc.	16	2022 Annual Financial Statements

As at December 31, 2021		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		715	—	—	—	715
Bank credit facilities [2]:
Revolving	21	4,000	—	8	894	3,098
Non-revolving	19	507	507	—	—	—
Outstanding letters of credit	21	72	—	72	—	—
Receivables securitization [2]	19	1,200	800	—	—	400

Total		6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY
Reportable segments
We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

JUDGMENTS
We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

REPORTABLE SEGMENTS
Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Rogers Communications Inc.	17	2022 Annual Financial Statements

INFORMATION BY SEGMENT

Year ended December 31, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	9,197	4,071	2,277	(149)	15,396
Operating costs	6	4,728	2,013	2,208	54	9,003

Adjusted EBITDA		4,469	2,058	69	(203)	6,393

Depreciation and amortization	7, 8, 9					2,576
Restructuring, acquisition and other	10					310
Finance costs	11					1,233
Other income	12					(15)

Income before income tax expense						2,289

Capital expenditures	7	1,758	1,019	142	156	3,075
Goodwill	9	1,160	1,902	969	—	4,031
Total assets		26,298	8,040	2,693	18,624	55,655

Year ended December 31, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	5	8,768	4,072	1,975	(160)	14,655
Operating costs	6	4,554	2,059	2,102	53	8,768

Adjusted EBITDA		4,214	2,013	(127)	(213)	5,887

Depreciation and amortization	7, 8, 9					2,585
Restructuring, acquisition and other	10					324
Finance costs	11					849
Other expense	12					2

Income before income tax expense						2,127

Capital expenditures	7	1,515	913	115	245	2,788
Goodwill	9	1,160	1,895	969	—	4,024
Total assets		25,247	7,887	2,665	6,164	41,963

Rogers Communications Inc.	18	2022 Annual Financial Statements

NOTE 5: REVENUE

ACCOUNTING POLICY
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15, Revenue from contracts with customers, as follows:
1.identify the contract with a customer;
2.identify the performance obligations in the contract;
3.determine the transaction price, which is the total consideration provided by the customer;
4.allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless devices and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless device) or has physical possession of the goods (e.g. other equipment).

The table below summarizes the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime, data, and other services; television, telephony, Internet, and smart home monitoring services; network services; media subscriptions; and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations or is displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from the Major League Baseball Revenue Sharing Agreement, which redistributes funds between member clubs based on each club's relative revenue, as well as other league distributions	In the applicable period, when the amount is determinable
Today's Shopping Choice and Toronto Blue Jays merchandise	When the goods are transferred to the end customer
Radio and television broadcast agreements	When the related programs are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9, Financial Instruments.

Payment for Wireless and Cable monthly service fees is typically due 30 days after billing. Payment for Wireless and Cable equipment is typically due either upon receipt of the equipment or over the subsequent 24 months (when equipment is financed through our equipment financing plans). Payment terms for typical Media performance obligations range from immediate (e.g. Toronto Blue Jays tickets) to 30 days (e.g. advertising contracts).

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless devices. Our long-term contract assets are recognized in "other long-term assets" on our Consolidated Statements of Financial Position.

Rogers Communications Inc.	19	2022 Annual Financial Statements

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods. Our long-term contract liabilities are recognized in "other long-term liabilities" on our Consolidated Statements of Financial Position.

A portion of our contract liabilities relates to discounts provided to customers on our device financing contracts. Due to the allocation of the transaction price to the performance obligations, the financing receivable we recognize is greater than the related equipment revenue. As a result, we recognize a contract liability simultaneously with the financing receivable and equipment revenue and subsequently reduce the contract liability on a monthly basis.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in "other assets" and amortize them to "operating costs" over the pattern of the transfer of goods and services to the customer, which is typically evenly over 24 consecutive months.

ESTIMATES
We use estimates in the following key areas:
•determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
•determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which we are entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining whether our residual value arrangements constitute revenue-generating arrangements or leases.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For distinct items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Residual value arrangements
Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination and to estimate the extent of device returns.

Rogers Communications Inc.	20	2022 Annual Financial Statements

CONTRACT ASSETS
Below is a summary of our contract assets from contracts with customers, net of an allowance for doubtful accounts, and the significant changes in those balances during the years ended December 31, 2022 and 2021.

	Years ended December 31
(In millions of dollars)	2022	2021

Balance, beginning of year	204	621
Additions from new contracts with customers, net of terminations and renewals	121	121
Amortization of contract assets to accounts receivable	(128)	(538)

Balance, end of year	197	204

Current	111	115
Long-term	86	89

Balance, end of year	197	204

CONTRACT LIABILITIES
Below is a summary of our contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2022 and 2021.

	Years ended December 31
(In millions of dollars)	2022	2021

Balance, beginning of year	446	405
Revenue deferred in previous year and recognized as revenue in current year	(397)	(393)
Net additions from contracts with customers	412	434

Balance, end of year	461	446

Current	400	394
Long-term	61	52

Balance, end of year	461	446

DEFERRED COMMISSION COST ASSETS
Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2022 and 2021. The deferred commission cost assets are presented within "other current assets" (when they will be amortized into net income within one year of the date of the financial statements) or other long-term assets.

	Years ended December 31
(In millions of dollars)	2022	2021

Balance, beginning of year	312	262
Additions to deferred commission cost assets	363	315
Amortization recognized on deferred commission cost assets	(301)	(265)

Balance, end of year	374	312

Current	265	219
Long-term	109	93

Balance, end of year	374	312

Rogers Communications Inc.	21	2022 Annual Financial Statements

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS
The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2022. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2023	2024	2025	Thereafter	Total
Telecommunications service	2,132	875	223	176	3,406

We have elected to utilize the following practical expedients and not disclose:
•the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

DISAGGREGATION OF REVENUE

	Years ended December 31
(In millions of dollars)	2022	2021

Wireless
Service revenue	7,131	6,666
Equipment revenue	2,066	2,102

Total Wireless	9,197	8,768

Cable
Service revenue	4,046	4,052
Equipment revenue	25	20

Total Cable	4,071	4,072

Total Media	2,277	1,975

Corporate items and intercompany eliminations	(149)	(160)

Total revenue	15,396	14,655

Total service revenue	13,305	12,533
Total equipment revenue	2,091	2,122

Total revenue	15,396	14,655

NOTE 6: OPERATING COSTS

		Years ended December 31
(In millions of dollars)	Note	2022	2021

Cost of equipment sales	16	2,141	2,161
Merchandise for resale	16	235	271
Other external purchases		4,401	4,155
Employee salaries, benefits, and stock-based compensation		2,226	2,181

Total operating costs		9,003	8,768

Rogers Communications Inc.	22	2022 Annual Financial Statements

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY
The following accounting policy applies to property, plant and equipment excluding right-of-use assets recognized under IFRS 16. Our accounting policy for right-of-use assets is included in note 8.

Recognition and measurement, including depreciation
We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:
•the cost of materials and direct labour;
•costs directly associated with bringing the assets to a working condition for their intended use;
•expected costs of decommissioning the items and restoring the sites on which they are located (see note 20); and
•borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	15 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item's carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing, including recognition and measurement of an impairment charge
See "Impairment Testing" in note 9 for our policies relating to impairment testing and the related recognition and measurement of impairment charges. The impairment policies for property, plant and equipment are similar to the impairment policies for intangible assets with finite useful lives.

ESTIMATES
Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates as described in note 9 in determining the recoverable amount of property, plant and equipment.

JUDGMENTS
We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

Rogers Communications Inc.	23	2022 Annual Financial Statements

DETAILS OF PROPERTY, PLANT AND EQUIPMENT
The tables below summarize our property, plant and equipment as at December 31, 2022 and 2021.

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of- use assets (note 8)	Total property, plant and equipment
Cost
As at January 1, 2022	1,241	22,307	6,607	1,955	680	1,253	1,330	35,373	2,626	37,999
Additions and transfers	44	1,657	729	165	34	70	376	3,075	451	3,526
Acquisitions from business combinations	—	10	—	—	—	—	—	10	—	10
Disposals and other	(2)	(864)	(344)	(23)	(3)	(11)	—	(1,247)	(149)	(1,396)
As at December 31, 2022	1,283	23,110	6,992	2,097	711	1,312	1,706	37,211	2,928	40,139

Accumulated depreciation
As at January 1, 2022	531	14,642	4,682	1,604	353	880	—	22,692	641	23,333
Depreciation	36	1,170	739	210	40	86	—	2,281	274	2,555
Disposals and other	—	(863)	(342)	(66)	(3)	(11)	—	(1,285)	(38)	(1,323)
As at December 31, 2022	567	14,949	5,079	1,748	390	955	—	23,688	877	24,565

Net carrying amount
As at January 1, 2022	710	7,665	1,925	351	327	373	1,330	12,681	1,985	14,666
As at December 31, 2022	716	8,161	1,913	349	321	357	1,706	13,523	2,051	15,574

(In millions of dollars)	Land and buildings	Cable and wireless networks	Computer equipment and software	Customer premise equipment	Leasehold improvements	Equipment and vehicles	Construction in process	Total owned assets	Right-of- use assets (note 8)	Total property, plant and equipment
Cost
As at January 1, 2021	1,210	21,913	6,078	1,954	618	1,230	848	33,851	2,248	36,099
Additions and transfers	29	1,167	849	142	62	57	482	2,788	380	3,168
Acquisitions from business combinations	2	29	1	6	—	3	—	41	—	41
Disposals and other	—	(802)	(321)	(147)	—	(37)	—	(1,307)	(2)	(1,309)
As at December 31, 2021	1,241	22,307	6,607	1,955	680	1,253	1,330	35,373	2,626	37,999

Accumulated depreciation
As at January 1, 2021	496	14,268	4,253	1,515	313	839	—	21,684	397	22,081
Depreciation	35	1,170	751	245	41	80	—	2,322	246	2,568
Disposals and other	—	(796)	(322)	(156)	(1)	(39)	—	(1,314)	(2)	(1,316)
As at December 31, 2021	531	14,642	4,682	1,604	353	880	—	22,692	641	23,333

Net carrying amount
As at January 1, 2021	714	7,645	1,825	439	305	391	848	12,167	1,851	14,018
As at December 31, 2021	710	7,665	1,925	351	327	373	1,330	12,681	1,985	14,666

During 2022, we recognized capitalized interest on property, plant and equipment at a weighted average rate of approximately 4.3% (2021 - 3.4%).
Annually, we perform an analysis to identify fully depreciated assets that have been retired from active use. In 2022, this resulted in an adjustment to cost and accumulated depreciation of $1,209 million (2021 - $1,157 million). The disposals had nil impact on the Consolidated Statements of Income.

Rogers Communications Inc.	24	2022 Annual Financial Statements

NOTE 8: LEASES

ACCOUNTING POLICY
At inception of a contract, we assess whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:
•the contract involves the use of an identified asset;
•we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•we have the right to direct the use of the asset.

LESSEE ACCOUNTING
We record a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, consisting of:
•the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date; plus
•any initial direct costs incurred; and
•an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term consists of:
•the non-cancellable period of the lease;
•periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

If we expect to obtain ownership of the leased asset at the end of the lease, we depreciate the right-of-use asset over the underlying asset's estimated useful life. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. We generally use our incremental borrowing rate as the interest rate implicit in our leases cannot be readily determined. The lease liability is subsequently measured at amortized cost using the effective interest rate method.

Lease payments included in the measurement of the lease liability include:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or rate;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether or not we will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The lease liability is also remeasured when the underlying lease contract is amended.

We have elected not to separate fixed non-lease components and account for the lease and any fixed non-lease components as a single lease component.

Variable lease payments
Certain leases contain provisions that result in differing lease payments over the term as a result of market rate reviews or changes in the Consumer Price Index (CPI) or other similar indices. We reassess the lease liabilities related to these leases when the index or other data is available to calculate the change in lease payments.

Certain leases require us to make payments that relate to property taxes, insurance, and other non-rental costs. These non-rental costs are typically variable and are not included in the calculation of the right-of-use asset or lease liability.

Rogers Communications Inc.	25	2022 Annual Financial Statements

LESSOR ACCOUNTING
When we act as a lessor, we determine at lease inception whether each lease is a finance lease or an operating lease.

In order to classify each lease as either finance or operating, we make an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If it does, the lease is a finance lease; if not, it is an operating lease.

We act as the lessor on certain collocation leases, whereby, due to certain regulatory requirements, we must allow other telecommunication companies to lease space on our wireless network towers. We do not believe we transfer substantially all of the risks and rewards incidental to ownership of the underlying leased asset to the lessee and therefore classify these leases as operating leases.

If an arrangement contains both lease and non-lease components, we apply IFRS 15 to allocate the consideration in the contract between the lease and the non-lease components.

We recognize lease payments received under operating leases into income on a straight-line basis. All of the leases for which we act as lessor are classified as operating leases.

ESTIMATES
We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS
Lessee
We make judgments in determining whether a contract is or contains a lease, which involves assessing whether a contract contains an identified asset (either a physically distinct asset or a capacity portion that represents substantially all of the capacity of the asset). Additionally, the contract should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow the funds necessary to obtain a similar asset at a similar term, with a similar security, in a similar economic environment.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We are typically reasonably certain of exercising extension options on our network leases, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We reassess whether we are reasonably certain to exercise the options if there is a significant event or significant change in circumstance within our control and account for any changes at the date of the reassessment.

Lessor
We make judgments in determining whether a lease should be classified as an operating lease or a finance lease based on if the agreement transfers substantially all the risks and rewards incidental to ownership of the underlying asset.

LEASE LIABILITIES
We primarily lease land and buildings relating to our wireless and cable networks, our retail store presence, and certain of our offices and other corporate buildings, as well as customer premise equipment. The non-cancellable contract periods for our leases typically range from five to fifteen years. Variable lease payments during 2022 were $20 million (2021 - $21 million).

Rogers Communications Inc.	26	2022 Annual Financial Statements

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2022. Certain of our lease liabilities are secured by the underlying right-of-use assets; the underlying right-of-use assets have a net carrying amount of $400 million as at December 31, 2022 (2021 - $338 million).

	Years ended December 31
(In millions of dollars)	2022	2021

Lease liabilities, beginning of year	1,957	1,835
Net additions	383	386
Interest expense on lease liabilities	80	74
Interest payments on lease liabilities	(76)	(69)
Principal payments of lease liabilities	(316)	(269)

Lease liabilities, end of year	2,028	1,957

Current liability	362	336
Long-term liability	1,666	1,621

Lease liabilities	2,028	1,957

NOTE 9: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY
RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION
Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin amortizing intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately acquired intangible asset comprises:
•its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives
We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and the Rogers and Fido brand names.

Finite useful lives
We amortize intangible assets with finite useful lives, other than acquired program rights, into "depreciation and amortization" on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights
Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize "program rights" on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in "operating costs" on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the programming is aired or rights are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years' rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in "other current assets"

Rogers Communications Inc.	27	2022 Annual Financial Statements

on our Consolidated Statements of Financial Position, as the rights will be consumed within one year of the date of the financial statements.

Goodwill
We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING
We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment annually as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire cash-generating unit (CGU) to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combinations from which the goodwill arose.

Recognition and measurement of an impairment charge
An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:
•fair value less costs to sell; and
•value in use.

If our estimate of the asset's or CGU's recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset's or CGU's carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

ESTIMATES
We use estimates in determining the recoverable amount of long-lived assets. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:
•future cash flows;
•terminal growth rates; and
•discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU's industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:
•analyzing discounted cash flows - we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or
•using a market approach - we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

Rogers Communications Inc.	28	2022 Annual Financial Statements

JUDGMENTS
We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. In particular for Media, we have determined that goodwill is monitored and should be tested for impairment at the Media segment level as a whole, rather than at the underlying business by business level, based on the interdependencies across Media and how it sells and goes to market.

DETAILS OF INTANGIBLE ASSETS
The tables below summarize our intangible assets as at December 31, 2022 and 2021.

	Indefinite-life			Finite-life
(In millions of dollars)	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2022	11,714	330	420	1,669	210	14,343	4,245	18,588
Accumulated impairment losses	—	(99)	(14)	—	(5)	(118)	(221)	(339)
Cost, net of impairment losses	11,714	231	406	1,669	205	14,225	4,024	18,249
Additions	—	—	—	5	47	52	7	59
Disposals and other [1]	—	—	—	—	(68)	(68)	—	(68)
As at December 31, 2022	11,714	231	406	1,674	184	14,209	4,031	18,240

Accumulated amortization
As at January 1, 2022	—	—	270	1,606	68	1,944	—	1,944
Amortization [2]	—	—	—	21	61	82	—	82
Disposals and other [1]	—	—	—	—	(68)	(68)	—	(68)
As at December 31, 2022	—	—	270	1,627	61	1,958	—	1,958

Net carrying amount
As at January 1, 2022	11,714	231	136	63	137	12,281	4,024	16,305
As at December 31, 2022	11,714	231	136	47	123	12,251	4,031	16,282
1    Includes disposals, impairments, reclassifications, and other adjustments.
2    Of the $82 million of total amortization, $61 million related to acquired program rights is included in other external purchases in "operating costs" (see note 6), and $21 million in "depreciation and amortization" on the Consolidated Statements of Income.

Rogers Communications Inc.	29	2022 Annual Financial Statements

	Indefinite-life			Finite-life
(In millions of dollars)	Spectrum licences	Broadcast licences	Brand names	Customer relationships	Acquired program rights	Total intangible assets	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2021	8,371	333	420	1,623	233	10,980	4,194	15,174
Accumulated impairment losses	—	(99)	(14)	—	(5)	(118)	(221)	(339)
Cost, net of impairment losses	8,371	234	406	1,623	228	10,862	3,973	14,835
Additions	3,343	—	—	46	54	3,443	51	3,494
Disposals and other [1]	—	(3)	—	—	(77)	(80)	—	(80)
As at December 31, 2021	11,714	231	406	1,669	205	14,225	4,024	18,249

Accumulated amortization
As at January 1, 2021	—	—	270	1,589	77	1,936	—	1,936
Amortization [2]	—	—	—	17	68	85	—	85
Disposals and other [1]	—	—	—	—	(77)	(77)	—	(77)
As at December 31, 2021	—	—	270	1,606	68	1,944	—	1,944

Net carrying amount
As at January 1, 2021	8,371	234	136	34	151	8,926	3,973	12,899
As at December 31, 2021	11,714	231	136	63	137	12,281	4,024	16,305
1    Includes disposals, impairments, reclassifications, and other adjustments.
2    Of the $85 million of total amortization, $68 million related to acquired program rights is included in other external purchases in "operating costs" (see note 6), and $17 million in "depreciation and amortization" on the Consolidated Statements of Income.

In July 2021, Innovation, Science and Economic Development Canada (ISED Canada) announced the results of the 3500 MHz spectrum licence auction that began in June 2021. We were awarded 325 spectrum licences covering the vast majority of the Canadian population at a total cost of $3.3 billion.

ANNUAL IMPAIRMENT TESTING
For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2022, as of October 1, to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)

Wireless	1,160	11,848	Value in use	5	2.0	8.5
Cable	1,902	—	Value in use	5	1.5	8.0
Media	969	232	Fair value less cost to sell	5	2.0	12.2

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2022 or 2021 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

NOTE 10: RESTRUCTURING, ACQUISITION AND OTHER

ACCOUNTING POLICY
We define restructuring costs as employee costs associated with the targeted restructuring of our employee base, or other costs associated with significant changes in either the scope of business activities or the manner in which business is conducted. Acquisition and integration costs are directly attributable to investigating or completing an acquisition or to integrating an acquired business. Other costs are costs that, in management's judgment about their nature, should be segregated from ongoing operating expenses.

Rogers Communications Inc.	30	2022 Annual Financial Statements

JUDGMENTS
We make significant judgments in determining the appropriate classification of costs to be included in "restructuring, acquisition and other".

RESTRUCTURING, ACQUISITION AND OTHER COSTS

		Years ended December 31
(In millions of dollars)	Note	2022	2021

Restructuring and other		118	187
Shaw acquisition-related costs	30	192	137

Total restructuring, acquisition and other		310	324

The acquisition costs in 2022 and 2021 primarily consisted of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. The restructuring and other costs in 2022 were primarily severance costs associated with the targeted restructuring of our employee base. In 2021, the restructuring and other costs primarily consisted of severance costs associated with the targeted restructuring of our employee base, certain contract termination costs, incremental, temporary costs incurred in response to COVID-19, and other costs.

NOTE 11: FINANCE COSTS

		Years ended December 31
(In millions of dollars)	Note	2022	2021

Interest on borrowings		907	745
Interest on Shaw senior note financing		447	—

Total interest on borrowings [1]	21	1,354	745
Interest earned on restricted cash and cash equivalents		(235)	—

Interest on borrowings, net		1,119	745
Interest on lease liabilities	8	80	74
Interest on post-employment benefits liability	23	(1)	14
Loss on foreign exchange		127	10
Change in fair value of derivative instruments		(126)	(6)
Capitalized interest		(29)	(17)
Deferred transaction costs and other		63	29

Total finance costs		1,233	849
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS
We recognized $127 million in net foreign exchange losses in 2022 (2021 - $10 million in net losses). These losses were primarily attributed to our US$1 billion senior notes due 2025 (see note 21) and our US CP program borrowings (see note 17).

These foreign exchange losses were offset by the $126 million gain related to the change in fair value of derivatives (2021 - $6 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.
NOTE 12: OTHER (INCOME) EXPENSE

		Years ended December 31
(In millions of dollars)	Note	2022	2021

Losses from associates and joint ventures	18	31	44
Other investment income		(46)	(42)

Total other (income) expense		(15)	2

Rogers Communications Inc.	31	2022 Annual Financial Statements

NOTE 13: INCOME TAXES

ACCOUNTING POLICY
Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:
•the same taxable entity; or
•different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

JUDGMENTS
We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

INCOME TAX EXPENSE

	Years ended December 31
(In millions of dollars)	2022	2021

Total current tax expense	325	458

Deferred tax expense:
Origination of temporary differences	284	111

Total income tax expense	609	569
Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2022	2021

Statutory income tax rate	26.5%	26.5%
Income before income tax expense	2,289	2,127

Computed income tax expense	607	564
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	10	1
Non-deductible portion of equity losses	9	12
Non-taxable portion of capital gains	(5)	—
Non-taxable income from security investments	(12)	(11)
Other	—	3

Total income tax expense	609	569
Effective income tax rate	26.6%	26.8%

Rogers Communications Inc.	32	2022 Annual Financial Statements

DEFERRED TAX ASSETS AND LIABILITIES
Below is a summary of the movement of net deferred tax assets and liabilities during 2022 and 2021.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total

December 31, 2021	(1,608)	(1,578)	(135)	24	(124)	(18)	(3,439)
(Expense) recovery in net income	(122)	(175)	(1)	(19)	37	(4)	(284)
Recovery in other comprehensive income	—	—	47	—	—	24	71
Acquisitions	—	(1)	—	1	—	—	—

December 31, 2022	(1,730)	(1,754)	(89)	6	(87)	2	(3,652)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total

December 31, 2020	(1,484)	(1,450)	(130)	16	(183)	35	(3,196)
(Expense) recovery in net income	(122)	(116)	(2)	8	59	62	(111)
Expense in other comprehensive income	—	—	(3)	—	—	(115)	(118)
Acquisitions	(2)	(12)	—	—	—	—	(14)

December 31, 2021	(1,608)	(1,578)	(135)	24	(124)	(18)	(3,439)

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2022	2021

Realized and accrued capital losses in Canada that can be applied against future capital gains	73	75
Tax losses in foreign jurisdictions [1]	73	68
Deductible temporary differences in foreign jurisdictions	13	40

Total unrecognized temporary differences	159	183
1    $43 million of the tax losses in foreign jurisdictions expires between 2023 and 2037, the remaining $30 million can be carried forward indefinitely.

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

Rogers Communications Inc.	33	2022 Annual Financial Statements

NOTE 14: EARNINGS PER SHARE

ACCOUNTING POLICY
We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of RCI, they are considered potentially dilutive and are included in the calculation of our diluted net earnings per share if they have a dilutive impact in the period.

EARNINGS PER SHARE CALCULATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2022	2021

Numerator (basic) - Net income for the year	1,680	1,558

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1

Weighted average number of shares outstanding - diluted	506	506

Earnings per share:
Basic	$3.33	$3.09
Diluted	$3.32	$3.07

For the years ended December 31, 2022 and 2021, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2022 was reduced by $2 million (2021 - $3 million) in the diluted earnings per share calculation.

For the year ended December 31, 2022, there were 7,806,315 options out of the money (2021 - 4,148,549) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 15: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY
Accounts receivable represent (i) amounts owing to us that are currently due and collectible and (ii) amounts owed to us under device financing agreements that have not yet been billed. We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

Rogers Communications Inc.	34	2022 Annual Financial Statements

ACCOUNTS RECEIVABLE BY TYPE

		As at December 31
(In millions of dollars)	Note	2022	2021

Customer accounts receivable		4,417	4,150
Other accounts receivable		835	791
Allowance for doubtful accounts	17	(182)	(240)

Total accounts receivable		5,070	4,701

Current		4,184	3,847
Long-term		886	854

Total accounts receivable		5,070	4,701

The long-term portion of our accounts receivable is recorded within "financing receivables" on our Consolidated Statements of Financial Position and is composed of our financing receivables that will be billed to customers beyond one year of the date of the financial statements.

Below is a breakdown of our financing receivable balances.

	As at December 31
(In millions of dollars)	2022	2021

Current financing receivables	1,922	1,792
Long-term financing receivables	886	854

Total financing receivables	2,808	2,646

NOTE 16: INVENTORIES

ACCOUNTING POLICY
We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

INVENTORIES BY TYPE

	As at December 31
(In millions of dollars)	2022	2021

Wireless devices and accessories	357	436
Other finished goods and merchandise	81	99

Total inventories	438	535
Cost of equipment sales and merchandise for resale includes $2,376 million of inventory costs for 2022 (2021 - $2,432 million).

NOTE 17: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY
Recognition
We initially recognize cash and cash equivalents, restricted cash and cash equivalents, bank advances, accounts receivable, financing receivables, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Rogers Communications Inc.	35	2022 Annual Financial Statements

Classification and measurement
We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit and loss (FVTPL) or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method

Financial assets
Cash and cash equivalents	Amortized cost
Restricted cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Financing receivables	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Lease liabilities	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Interest rate derivatives	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]
1    Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
2    Derivatives can be in an asset or liability position at a point in time historically or in the future.
3    Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. All debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI, with the exception of the debt derivatives related to our US dollar-denominated notes due 2025, which are not designated as hedges for accounting purposes.
4    Subsequent changes are offset against stock-based compensation expense or recovery in "operating costs".

Restricted cash and cash equivalents
Our $12,837 million in restricted funds are recognized as "restricted cash and cash equivalents" on the Consolidated Statements of Financial Position. The substantial majority of these funds were held as cash deposits with major financial institutions as at December 31, 2022. The remaining restricted cash equivalents have been invested in short-term, highly liquid investments and are readily convertible to cash with no associated penalties.

Offsetting financial assets and financial liabilities
We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Rogers Communications Inc.	36	2022 Annual Financial Statements

Derivative instruments
We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities	Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements Interest rate swap agreements Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price of our Class B Non-Voting Shares on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

Hedge ratio
Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures using debt derivatives. We also hedge up to 100% of the remaining lease payments when we enter into debt derivatives on our US dollar-denominated lease liabilities. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows using expenditure derivatives. From time to time, we hedge up to 100% of the interest rate risk on forecast future senior note issuances using interest rate derivatives.

Hedging reserve
The hedging reserve represents the accumulated change in fair value of our derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts
We defer transaction costs and discounts associated with issuing and amending long-term debt and direct costs we pay to lenders to obtain certain credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve
The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)
We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next one year of the date of the financial statements. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables,

Rogers Communications Inc.	37	2022 Annual Financial Statements

financing receivables, and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within one year of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:
•contract assets - we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5);
•accounts receivable - we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15);
•financing receivables - we measure an impairment loss for financing receivables based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 15); and
•investments measured at FVTOCI - we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets, accounts receivable, and financing receivables, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which the individual asset has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or, if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write off accounts receivable when they have been outstanding for a significant period of time.

ESTIMATES
Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments' discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS
We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

Rogers Communications Inc.	38	2022 Annual Financial Statements

FINANCIAL RISKS
We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks

Financial assets
Cash and cash equivalents	Credit and foreign exchange
Restricted cash and cash equivalents	Credit
Accounts receivable	Credit and foreign exchange
Financing receivables	Credit
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate
Lease liabilities	Liquidity and foreign exchange

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Interest rate derivatives	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price
1    Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK
Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our cash and cash equivalents, our restricted cash and cash equivalents, our accounts receivable, our financing receivables, and to our debt, interest rate, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our "accounts receivables" and "financing receivables" on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts.

Accounts receivable and financing receivables
Our accounts receivable and financing receivables do not contain significant financing components as defined by IFRS 15 and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable and financing receivables. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable and financing receivables. As at December 31, 2022, $513 million (2021 - $442 million) of gross accounts receivable and financing receivables are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Rogers Communications Inc.	39	2022 Annual Financial Statements

Below is a summary of the aging of our customer accounts receivable, including financing receivables, net of the respective allowances for doubtful accounts.

	As at December 31
(In millions of dollars)	2022	2021

Customer accounts receivable
Unbilled financing receivables	2,808	2,646
Less than 30 days past billing date	977	895
30-60 days past billing date	236	214
61-90 days past billing date	111	89
Greater than 90 days past billing date	103	66

Total customer accounts receivable (net of allowances of $182 and $240, respectively)	4,235	3,910
Total contract assets (net of allowances of $2 and $3, respectively)	197	204

Total customer accounts receivable and contract assets	4,432	4,114

Below is a summary of the activity related to our allowance for doubtful accounts on total customer accounts receivable and contract assets.

	Years ended December 31
(In millions of dollars)	2022	2021

Balance, beginning of year	243	250
Allowance for doubtful accounts expense [1]	87	155
Net use	(146)	(162)

Balance, end of year	184	243
1    Includes a $60 million reversal in 2022 of the remaining incremental $90 million COVID-19-related allowance for doubtful accounts recognized in 2020.

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance these controls will continue to be effective or our current credit loss experience will continue.

Derivative instruments
Credit risk related to our debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A to AA-.

LIQUIDITY RISK
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Rogers Communications Inc.	40	2022 Annual Financial Statements

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2022 and 2021.

December 31, 2022	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	2,985	2,985	2,985	—	—	—
Accounts payable and accrued liabilities	3,722	3,722	3,722	—	—	—
Long-term debt [1]	31,733	32,855	1,828	4,152	6,954	19,921
Lease liabilities	2,028	2,616	362	716	320	1,218
Other long-term financial liabilities	10	10	—	3	2	5
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,200	1,200	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,300)	(1,300)	—	—	—
Equity derivative instruments	—	(54)	(54)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	20,221	1,543	2,382	3,295	13,001
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(22,131)	(1,986)	(2,470)	(3,454)	(14,221)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	215	215	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(215)	(215)	—	—	—
Net carrying amount of derivatives (asset)	(1,136)
	39,342	40,124	8,300	4,783	7,117	19,924
1    Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.
2    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2021	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(In millions of dollars)	amount	cash flows	1 year	years	years	5 years

Short-term borrowings	2,200	2,200	2,200	—	—	—
Accounts payable and accrued liabilities	3,416	3,416	3,416	—	—	—
Long-term debt [1]	18,688	18,873	1,551	2,312	3,520	11,490
Lease liabilities	1,957	2,498	336	677	308	1,177
Other long-term financial liabilities	14	14	—	7	2	5
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	—	1,374	1,240	134	—	—
Cash inflow (Canadian dollar equivalent of US dollar)	—	(1,354)	(1,217)	(137)	—	—
Equity derivative instruments	—	(36)	(36)	—	—	—
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	—	11,313	1,297	1,504	1,607	6,905
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(11,717)	(1,084)	(1,822)	(1,521)	(7,290)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	—	1,390	1,390	—	—	—
Cash inflow (Canadian dollar equivalent of US dollar) [2]	—	(1,401)	(1,401)	—	—	—
Interest rate derivatives	—	243	243	—	—	—
Net carrying amount of derivatives (asset)	(895)
	25,380	26,813	7,935	2,675	3,916	12,287
1    Reflects repayment of the subordinated notes issued in December 2021 on the five-year anniversary.
2    Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Rogers Communications Inc.	41	2022 Annual Financial Statements

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2022 and 2021.

December 31, 2022	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	1,503	2,639	2,163	13,345

December 31, 2021	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
(In millions of dollars)
Net interest payments	804	1,444	1,321	7,789

MARKET PRICE RISK
Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price, will affect our income, cash flows, or the value of our financial instruments.

Market price risk - publicly traded investments
We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk - Class B Non-Voting Shares
Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by changes in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK
We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities. We typically designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments and lease contracts, respectively. We have not designated the debt derivatives related to our US dollar-denominated senior notes due 2025 and our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2022, with the exception of the debt derivatives related to our US dollar-denominated senior notes due 2025, all of our US dollar-denominated long-term debt, short-term borrowings, and lease liabilities were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2022.

INTEREST RATE RISK
We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. As at December 31, 2022, 91.2% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2021 - 89.3%).

Rogers Communications Inc.	42	2022 Annual Financial Statements

Sensitivity analysis
Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, debt derivatives, interest rate derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2022 and 2021 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2022	2021	2022	2021
Share price of publicly traded investments
$1 change	—	—	17	17
Debt derivatives
0.1% change in interest rates	—	—	—	46
Interest rate derivatives
0.1% change in interest rates	—	—	—	76
Expenditure derivatives - change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	—	—	7	8
Floating interest rate senior notes
1% change in interest rates	—	7	—	—
Short-term borrowings
1% change in interest rates	22	16	—	—

DERIVATIVE INSTRUMENTS
As at December 31, 2022 and 2021, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. Below is a summary of our net asset (liability) position for our various derivatives and a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330	469	861
As liabilities	7,491	1.3000	9,738	(414)	(16)	(398)
Short-term debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72	72	—
Net mark-to-market debt derivative asset				988	525	463
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94	94	—
Net mark-to-market expenditure derivative asset				94	94	—
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54	54	—
Net mark-to-market equity derivative asset				54	54	—

Net mark-to-market asset				1,136	673	463

Rogers Communications Inc.	43	2022 Annual Financial Statements

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)	Current	Long-term
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453	26	1,427
As liabilities	5,383	1.3025	7,011	(343)	(154)	(189)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11	11	—
Net mark-to-market debt derivative asset (liability)				1,121	(117)	1,238
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	3,250	40	40	—
As liabilities (Cdn$)	—	—	500	(6)	(6)	—
As liabilities (US$)	2,000	—	—	(277)	(277)	—
Net mark-to-market interest rate derivative liability				(243)	(243)	—
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11	7	4
As liabilities	630	1.3151	829	(30)	(30)	—
Net mark-to-market expenditure derivative (liability) asset				(19)	(23)	4
Equity derivatives not accounted for as hedges:
As assets	—	—	265	36	36	—

Net mark-to-market asset (liability)				895	(347)	1,242

Below is a summary of the net cash proceeds (payments) on debt derivatives and forward contracts.

	Years ended December 31
(In millions of dollars)	2022	2021

Proceeds on debt derivatives related to US commercial paper	9,522	2,911
Proceeds on debt derivatives related to credit facility borrowings	507	1,003
Proceeds on debt derivatives related to senior notes	987	—
Total proceeds on debt derivatives	11,016	3,914

Payments on debt derivatives related to US commercial paper	(9,458)	(2,926)
Payments on debt derivatives related to credit facility borrowings	(498)	(1,005)
Payments on debt derivatives related to senior notes	(1,019)	—
Total payments on debt derivatives	(10,975)	(3,931)

Net proceeds (payments) on settlement of debt derivatives	41	(17)
Proceeds on Canadian dollar-denominated interest rate derivatives	113	9
Payments on US dollar-denominated Interest rate derivatives	(165)	—

Net payments on settlement of debt derivatives and forward contracts	(11)	(8)

Rogers Communications Inc.	44	2022 Annual Financial Statements

Below is a summary of the changes in fair value of our derivative instruments for 2022 and 2021.

Year ended December 31, 2022	Debt derivatives (hedged)	Debt derivatives (unhedged)	Interest rate derivatives	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,110	11	(243)	(19)	36	895
Proceeds received from settlement of derivatives	(987)	(10,029)	(112)	(1,248)	—	(12,376)
Payment on derivatives settled	1,019	9,956	165	1,239	—	12,379
(Decrease) increase in fair value of derivatives	(226)	134	190	122	18	238

Derivative instruments, end of year	916	72	—	94	54	1,136

Mark-to-market asset	1,330	72	—	94	54	1,550
Mark-to-market liability	(414)	—	—	—	—	(414)

Mark-to-market asset	916	72	—	94	54	1,136

Year ended December 31, 2021	Debt derivatives (hedged)	Debt derivatives (unhedged)	Interest rate derivatives	Expenditure derivatives	Equity derivatives	Total instruments
(In millions of dollars)

Derivative instruments, beginning of year	1,098	(12)	—	(109)	34	1,011
Proceeds received from settlement of derivatives	—	(3,914)	(9)	(1,201)	(3)	(5,127)
Payment on derivatives settled	—	3,931	—	1,305	—	5,236
Increase (decrease) in fair value of derivatives	12	6	(234)	(14)	5	(225)

Derivative instruments, end of year	1,110	11	(243)	(19)	36	895

Mark-to-market asset	1,453	11	40	11	36	1,551
Mark-to-market liability	(343)	—	(283)	(30)	—	(656)

Mark-to-market asset (liability)	1,110	11	(243)	(19)	36	895

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings (see note 19). We typically designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated senior notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

During 2022 and 2021, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2022			Year ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	1,200	1.253	1,503
Debt derivatives settled	400	1.268	507	800	1.254	1,003
Net cash received (paid) on settlement			9			(2)

US commercial paper program
Debt derivatives entered	6,745	1.302	8,781	2,568	1.260	3,235
Debt derivatives settled	7,292	1.306	9,522	2,312	1.259	2,911
Net cash received (paid) on settlement			64			(15)

Rogers Communications Inc.	45	2022 Annual Financial Statements

In 2022, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued (see note 21). Below is a summary of the debt derivatives we entered to hedge senior and subordinated notes issued during 2022. We did not enter into or settle any debt derivatives in 2021 on issued senior and subordinated notes.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at December 31, 2022, we had US$16,100 million (2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged economically using debt derivatives.

During the year ended December 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at December 31, 2022, we had no forward starting cross-currency swaps outstanding (2021 - US$2 billion).

During 2022 and 2021, we entered and settled debt derivatives related to our outstanding lease liabilities as follows:

	Year ended December 31, 2022			Year ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	156	1.321	206	132	1.273	168
Debt derivatives settled	124	1.306	162	81	1.333	108

As at December 31, 2022, we had US$225 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2021 - US$193 million) with terms to maturity ranging from January 2023 to December 2025 (2021 - January 2022 to December 2024), at an average rate of $1.306/US$ (2021 - $1.301/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022 (see note 21), we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022 (see note 21), we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at December 31, 2022, we had no interest rate derivatives outstanding.

Rogers Communications Inc.	46	2022 Annual Financial Statements

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered and settled during 2022 and 2021 to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2022			Year ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	852	1.251	1,066	438	1.244	545
Expenditure derivatives settled	960	1.291	1,239	960	1.360	1,306

As at December 31, 2022, we had US$960 million of expenditure derivatives outstanding (2021 - US$1,068 million), at an average rate of $1.250/US$ (2021 - $1.287/US$), with terms to maturity ranging from January 2023 to December 2023 (2021 - January 2022 to December 2023).

Equity derivatives
We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs (see note 25). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. The equity derivatives have not been designated as hedges for accounting purposes.

As at December 31, 2022, we had equity derivatives outstanding for 5.5 million (2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.65 (2021 - $53.10).

During the year ended December 31, 2022, we entered into 0.5 million equity derivatives (2021 - 0.4 million) with a weighted average price of $59.18 (2021 - $60.98).

During the year ended December 31, 2021, we reset the weighted average price to $59.64 and reset the expiry dates to April 2023 (from April 2021) on 0.5 million equity derivatives and made net payments of $3 million.

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term natures of these financial instruments. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2022 and 2021 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Rogers Communications Inc.	47	2022 Annual Financial Statements

Below is a summary of the financial instruments carried at fair value.

					As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2022	2021	2022	2021	2022	2021
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,200	1,581	1,200	1,581	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,330	1,453	—	—	1,330	1,453
Debt derivatives not accounted for as hedges	72	11	—	—	72	11
Interest rate derivatives accounted for as cash flow hedges	—	40	—	—	—	40
Expenditure derivatives accounted for as cash flow hedges	94	11	—	—	94	11
Equity derivatives not accounted for as hedges	54	36	—	—	54	36
Total financial assets	2,750	3,132	1,200	1,581	1,550	1,551

Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	414	343	—	—	414	343
Interest rate derivatives accounted for as cash flow hedges	—	283	—	—	—	283
Expenditure derivatives accounted for as cash flow hedges	—	30	—	—	—	30
Total financial liabilities	414	656	—	—	414	656

Below is a summary of the fair value of our long-term debt.

			As at December 31
(In millions of dollars)		2022		2021
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	31,733	29,355	18,688	20,790
1    Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2022 and 2021.

Rogers Communications Inc.	48	2022 Annual Financial Statements

NOTE 18: INVESTMENTS

ACCOUNTING POLICY
Investments in publicly traded and private companies
We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:
•publicly traded companies - at fair value based on publicly quoted prices; and
•private companies - at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements
An entity is an associate when we have significant influence over the entity's financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:
•joint ventures - when we have the rights to the net assets of the arrangement; and
•joint operations - when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity's income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures
At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

INVESTMENTS BY TYPE

	As at December 31
(In millions of dollars)	2022	2021

Investments in:
Publicly traded companies	1,200	1,581
Private companies	53	53
Investments, measured at FVTOCI	1,253	1,634
Investments, associates and joint ventures	835	859

Total investments	2,088	2,493

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Publicly traded companies
We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized losses of $381 million (2021 - nil of realized losses and $17 million of unrealized gains) in other comprehensive income.

INVESTMENTS, ASSOCIATES AND JOINT VENTURES
We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)
MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL's Toronto Maple Leafs, the NBA's Toronto Raptors, MLS' Toronto FC, the CFL's Toronto Argonauts, the AHL's Toronto Marlies, and other assets. We,

Rogers Communications Inc.	49	2022 Annual Financial Statements

along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel
Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2022	2021

Current assets	657	537
Long-term assets	3,187	3,254
Current liabilities	(1,559)	(990)
Long-term liabilities	(715)	(1,177)

Total net assets	1,570	1,624

Our share of net assets	831	855

Revenue	2,248	1,805
Expenses	(2,323)	(1,912)

Net loss	(75)	(107)

Our share of net loss	(31)	(44)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

NOTE 19: SHORT-TERM BORROWINGS

	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	2,400	800
US commercial paper program (net of the discount on issuance)	214	893
Non-revolving credit facility borrowings	371	507

Total short-term borrowings	2,985	2,200

Rogers Communications Inc.	50	2022 Annual Financial Statements

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			1,600			150
Net proceeds received from receivables securitization			1,600			150

Proceeds received from US commercial paper	6,745	1.302	8,781	2,568	1.260	3,235
Repayment of US commercial paper	(7,303)	1.306	(9,537)	(2,314)	1.259	(2,914)
Net (repayment of) proceeds received from US commercial paper			(756)			321

Proceeds received from non-revolving credit facilities (Cdn$)			865			—
Proceeds received from non-revolving credit facilities (US$)	—	—	—	1,200	1.253	1,503
Total proceeds received from non-revolving credit facilities			865			1,503

Repayment of non-revolving credit facilities (Cdn$)			(495)			—
Repayment of non-revolving credit facilities (US$)	(400)	1.268	(507)	(800)	1.254	(1,003)
Total repayment of non-revolving credit facilities			(1,002)			(1,003)

Net (repayment of) proceeds received from non-revolving credit facilities			(137)			500

Net proceeds received from short-term borrowings			707			971

RECEIVABLES SECURITIZATION PROGRAM
We participate in a receivables securitization program with a Canadian financial institution that allows us to sell certain receivables into the program.

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. In May 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2 billion. In October 2022, we further amended the terms of the program and increased the maximum potential proceeds to $2.4 billion.

We continue to service and retain substantially all of the risks and rewards relating to the receivables we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as "short-term borrowings". The terms of our receivables securitization program are committed until its expiry, which we extended this year to an expiration date of April 25, 2024. The buyer's interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

	As at December 31
(In millions of dollars)	2022	2021

Receivables sold to buyer as security	2,914	2,679
Short-term borrowings from buyer	(2,400)	(800)

Overcollateralization	514	1,879

	Years ended December 31
(In millions of dollars)	2022	2021

Receivables securitization program, beginning of year	800	650
Net proceeds received from receivables securitization	1,600	150

Receivables securitization program, end of year	2,400	800

Rogers Communications Inc.	51	2022 Annual Financial Statements

US COMMERCIAL PAPER PROGRAM
We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Issuances made under the US CP program are issued at a discount. Borrowings under our US CP program are classified as "short-term borrowings" on our Consolidated Statements of Financial Position when they are due within one year of the date of the financial statements.

Below is a summary of the activity relating to our US CP program for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of year	704	1.268	893	449	1.272	571
Net (repayment of) proceeds received from US commercial paper	(558)	1.355	(756)	254	1.264	321
Discounts on issuance [1]	12	1.250	15	1	n/m	2
Loss (gain) on foreign exchange [1]			62			(1)

US commercial paper, end of year	158	1.354	214	704	1.268	893
n/m - not meaningful
1    Included in "finance costs".

Concurrent with the US CP borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 17). We have not designated these debt derivatives as hedges for accounting purposes.

NON-REVOLVING CREDIT FACILITY
In December 2022, we entered into non-revolving credit facilities with an aggregate limit of $1 billion, including $375 million maturing in December 2023, $375 million maturing in January 2024, and $250 million maturing one year from when it is drawn. Any borrowings under these facilities will be recorded as "short-term borrowings" as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures. As at December 31, 2022, we had borrowed $375 million and received $370 million net of the discount on issuance, under the facility maturing in December 2023. In January 2023, we borrowed US$273 million under the facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we have fully drawn on the facilities.

In June 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that matured in June 2022. Borrowings under these facilities were recorded as "short-term borrowings". Borrowings under the facilities were unsecured, guaranteed by RCCI, and ranked equally in right of payment with all of our senior notes and debentures. In December 2021, we terminated the undrawn non-revolving credit facilities with an aggregate limit of US$1.2 billion. In February 2022, we repaid the outstanding US$400 million and terminated the facility.

Below is a summary of the activity relating to our non-revolving credit facilities for the year ended December 31, 2022 and year ended December 31, 2021.

	Years ended December 31
(In millions of dollars)	2022	2021

Non-revolving credit facility, beginning of year	507	—
Net (repayment of) proceeds received from non-revolving credit facilities	(137)	500
Loss on foreign exchange [1]	1	7

Non-revolving credit facility, end of year	371	507
1    Included in "finance costs".

COMMITTED CREDIT FACILITY
In March 2021, in connection with the Shaw Transaction (see note 30), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. As a result of entering into the Shaw term loan facility (see note 21), the maximum amount we can draw on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 21) during the first quarter of 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Rogers Communications Inc.	52	2022 Annual Financial Statements

NOTE 20: PROVISIONS

ACCOUNTING POLICY
Decommissioning and restoration costs
We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management's best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in "property, plant and equipment" (as property, plant and equipment or a right-of-use asset, as applicable based on the underlying asset) and depreciate the asset based on the corresponding asset's useful life following our depreciation policies for property, plant and equipment and right-of-use assets, as applicable. We recognize the accretion of the liability as a charge to "finance costs" on the Consolidated Statements of Income.

Restructuring
We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan's main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as "provisions"; otherwise they are recognized as accrued liabilities. All charges are recognized in "restructuring, acquisition and other" on the Consolidated Statements of Income (see note 10).

Onerous contracts
We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

ESTIMATES
We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS
Judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

PROVISIONS DETAILS

(In millions of dollars)	Decommissioning Liabilities	Other	Total

December 31, 2021	52	1	53
Additions	—	13	13
Adjustments to existing provisions	4	(1)	3

December 31, 2022	56	13	69

Current (recorded in "other current liabilities")	5	11	16
Long-term	51	2	53

Decommissioning and restoration costs
Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

Rogers Communications Inc.	53	2022 Annual Financial Statements

NOTE 21: LONG-TERM DEBT

					As at December 31
(In millions of dollars, except interest rates)	Due date		Principal amount	Interest rate	2022	2021

Senior notes	2022	US	750	Floating	—	951
Senior notes	2022		600	4.000%	—	600
Senior notes	2023	US	500	3.000%	677	634
Senior notes	2023	US	850	4.100%	1,151	1,078
Senior notes	2024		600	4.000%	600	600
Senior notes [1]	2025	US	1,000	2.950%	1,354	—
Senior notes [1]	2025		1,250	3.100%	1,250	—
Senior notes	2025	US	700	3.625%	948	886
Senior notes	2026	US	500	2.900%	677	634
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027	US	1,300	3.200%	1,761	—
Senior notes [1]	2029		1,000	3.750%	1,000	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes [1]	2032	US	2,000	3.800%	2,709	—
Senior notes [1]	2032		1,000	4.250%	1,000	—
Senior debentures [2]	2032	US	200	8.750%	271	254
Senior notes	2038	US	350	7.500%	474	444
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes [1]	2042	US	750	4.500%	1,016	—
Senior notes	2043	US	500	4.500%	677	634
Senior notes	2043	US	650	5.450%	880	823
Senior notes	2044	US	1,050	5.000%	1,422	1,331
Senior notes	2048	US	750	4.300%	1,016	951
Senior notes	2049	US	1,250	4.350%	1,693	1,585
Senior notes	2049	US	1,000	3.700%	1,354	1,268
Senior notes [1]	2052	US	2,000	4.550%	2,709	—
Senior notes [1]	2052		1,000	5.250%	1,000	—
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,016	—
					32,855	18,873
Deferred transaction costs and discounts					(1,122)	(185)
Less current portion					(1,828)	(1,551)

Total long-term debt					29,905	17,137
1 Included in Shaw senior note financing.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2022 and 2021.
3    The subordinated notes can be redeemed at par on the five-year anniversary from issuance dates of December 2021 and February 2022 or on any subsequent interest payment date.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2022, were guaranteed by RCCI, ranking equally with all of RCI's other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 17).

Rogers Communications Inc.	54	2022 Annual Financial Statements

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2022 and 2021.

	Year ended December 31, 2022			Year ended December 31, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			4,250			—
Senior note issuances (US$)	7,050	1.284	9,054	—	—	—
Total senior note issuances			13,304			—

Senior note repayments (Cdn$)			(600)			(1,450)
Senior note repayments (US$)	(750)	1.259	(944)	—	—	—
Total senior note repayments			(1,544)			(1,450)

Net issuance (repayment) of senior notes			11,760			(1,450)

Subordinated note issuances (Cdn$)			—			2,000
Subordinated note issuances (US$)	750	1.268	951	—	—	—
Total subordinated note issuances			951			2,000

Net issuance of long-term debt			12,711			550

	Years ended December 31
(In millions of dollars)	2022	2021

Long-term debt net of transaction costs, beginning of year	18,688	18,201
Net issuance of long-term debt	12,711	550
Loss (gain) on foreign exchange	1,271	(50)
Deferred transaction costs incurred	(988)	(31)
Amortization of deferred transaction costs	51	18

Long-term debt net of transaction costs, end of year	31,733	18,688

Current	1,828	1,551
Long-term	29,905	17,137

Long-term debt net of transaction costs, end of year	31,733	18,688

In early 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at December 31, 2022, we had not drawn on the credit facility. See note 2(e) for our accounting policy related to borrowings on this facility.

In April 2021, we entered into a $6 billion term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Shaw Transaction. The first tranche matures three years after the Shaw Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. The interest rate charged on borrowings from the term loan facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.65% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate. In May 2022, we extended the drawdown period of the term loan facility to December 31, 2022. In September 2022, we further extended the drawdown period to December 31, 2023.

WEIGHTED AVERAGE INTEREST RATE
As at December 31, 2022, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and interest rate derivatives, was 4.50% (2021 - 3.95%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES
Our $4.0 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers' acceptance rate or London Inter-Bank Offered Rate.

Rogers Communications Inc.	55	2022 Annual Financial Statements

In 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche from September 2023 to April 2026 and the $1 billion tranche from September 2022 to April 2024. In January 2023, we amended our revolving credit facility to further extend the maturity date of the $3 billion tranche to January 2028, from April 2026 and the $1 billion tranche to January 2026, from April 2024.

SENIOR AND SUBORDINATED NOTES AND DEBENTURES
We pay interest on all of our fixed-rate senior and subordinated notes and debentures on a semi-annual basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued in 2022 and 2021.

(In millions of dollars, except interest rates and discounts)							Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Upon issuance	Upon modification [3]

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	—
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	—
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62

2021 issuance
December 17, 2021 (subordinated) [4]		2,000	2081	5.000%	At par	2,000	20	—
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

During the year ended December 31, 2021, we issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years. Concurrently, we terminated the $750 million bond forwards entered into in July 2021 to hedge the interest rate risk associated with future debt issuances. We used the proceeds to partially fund the remaining payment required to obtain the 3500 MHz spectrum licences.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

Each of the subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares.

In connection with the subordinated notes issuances, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I and Series II have been authorized for up to 3.3 million and 1.4 million preferred

Rogers Communications Inc.	56	2022 Annual Financial Statements

shares, respectively, have no voting rights, have par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion, in order to partially finance the cash consideration for the Shaw Transaction (Shaw senior note financing). Each of the notes (except the $1.25 billion senior notes due 2025) contains a "special mandatory redemption" provision (SMR notes), which required them to be redeemed at 101% of their principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the cash consideration portion of the Shaw Transaction upon closing and as such, we have recognized approximately $12.8 billion of the net proceeds as "restricted cash and cash equivalents" on our Consolidated Statements of Financial Position.

In August 2022, we received consent from the holders of SMR notes to extend the SMR outside date to December 31, 2023, to ensure financing remained in place should the Shaw Transaction not have closed by December 31, 2022. As a result, we paid an initial consent fee to the note holders, including other directly attributable transaction costs, in September 2022 of $557 million ($121 million and US$331 million). Since the Shaw Transaction did not close prior to December 31, 2022, we were required to pay to the holders of SMR notes an additional consent fee of $262 million ($55 million and US$152 million) on January 9, 2023. The transaction costs are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method. The liability associated with the additional consent fee has been recognized within "accounts payable and accrued liabilities" on our Consolidated Statement of Financial Position as at December 31, 2022.

Concurrent with the Shaw senior note financing, we terminated certain derivatives (see note 11) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
During the year ended December 31, 2022, we repaid the entire outstanding principal amount of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes. We also repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

During the year ended December 31, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

PRINCIPAL REPAYMENTS
Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2022.

(In millions of dollars)
2023	1,828
2024	600
2025	3,552
2026	3,693
2027 [1]	3,261
Thereafter	19,921
Total long-term debt	32,855
1    Reflects repayment of the subordinated notes issued in December 2021 and February 2022 on the five-year anniversary.

TERMS AND CONDITIONS
As at December 31, 2022 and 2021, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2022, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

Rogers Communications Inc.	57	2022 Annual Financial Statements

NOTE 22: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2022	2021

Deferred pension liability	23	—	3
Supplemental executive retirement plan	23	83	96
Stock-based compensation	25	60	49
Derivative instruments	17	398	189
Contract liabilities	5	61	52
Other		136	176

Total other long-term liabilities		738	565

NOTE 23: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY
Post-employment benefits - defined benefit pension plans
We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets in excess of interest income, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:
•expected rates of salary increases for calculating increases in future benefits;
•mortality rates for calculating the life expectancy of plan members; and
•past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in "operating costs" on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits - defined contribution pension plan
In 2016, we closed the defined benefit pension plans to new members and introduced a defined contribution pension plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the defined contribution pension plan when the employee provides service to the Company.

Termination benefits
We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

ESTIMATES
Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial funding valuations were completed as at January 1, 2022.

Rogers Communications Inc.	58	2022 Annual Financial Statements

Principal actuarial assumptions

	2022	2021
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	5.3%	3.3%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B
Pension expense
Discount rate	3.3%	2.7%
Rate of compensation increase	1.0% to 4.5%, based on employee age	1.0% to 4.5%, based on employee age
Mortality rate	CPM2014Priv with Scale CPM-B	CPM2014Priv with Scale CPM-B

Sensitivity of key assumptions
In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2022	2021

Discount rate
Impact of 0.5% increase	(163)	(251)
Impact of 0.5% decrease	183	285

Rate of future compensation increase
Impact of 0.25% increase	10	17
Impact of 0.25% decrease	(10)	(17)

Mortality rate
Impact of 1 year increase	42	67
Impact of 1 year decrease	(45)	(72)

POST-EMPLOYMENT BENEFITS STRATEGY AND POLICY
We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)'s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

Rogers Communications Inc.	59	2022 Annual Financial Statements

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:
•overseeing the funding, administration, communication, and investment management of the plans;
•selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•proposing, considering, and approving amendments to the plans;
•proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plans. Investment and market return risk is managed by:
•contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•specifying the kinds of investments that can be held in the plans and monitoring compliance;
•using asset allocation and diversification strategies; and
•purchasing annuities from time to time.

The defined benefit pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution pension plans are registered with the Financial Services Regulatory Authority, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

POST-EMPLOYMENT BENEFIT PLAN DETAILS
Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded defined benefit pension plans.

		As at December 31
(In millions of dollars)	Note	2022	2021

Plan assets, at fair value		2,770	3,198
Accrued benefit obligations		(2,430)	(3,171)

Surplus of plan assets over accrued benefit obligations		340	27
Effect of asset ceiling limit		(42)	(9)

Net deferred pension asset		298	18

Consists of:
Deferred pension asset		298	21
Deferred pension liability	22	—	(3)

Net deferred pension asset		298	18

Rogers Communications Inc.	60	2022 Annual Financial Statements

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2022	2021

Plan assets, beginning of year	3,198	2,791
Interest income	108	78
Remeasurements, recognized in other comprehensive income and equity	(604)	223
Contributions by employees	31	32
Contributions by employer	134	177
Benefits paid	(93)	(99)
Administrative expenses paid from plan assets	(4)	(4)

Plan assets, end of year	2,770	3,198

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2022	2021

Accrued benefit obligations, beginning of year	3,171	3,365
Current service cost	124	156
Interest cost	103	89
Benefits paid	(93)	(99)
Contributions by employees	31	32
Remeasurements, recognized in other comprehensive income and equity	(906)	(372)

Accrued benefit obligations, end of year	2,430	3,171

Plan assets comprise mainly pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2022	2021

Equity securities	1,281	1,879
Debt securities	1,474	1,302
Other - cash	15	17

Total fair value of plan assets	2,770	3,198

Below is a summary of our net pension expense. Net interest cost is included in "finance costs"; other pension expenses are included in salaries and benefits expense in "operating costs" on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2022	2021

Plan cost:
Current service cost	124	156
Net interest cost	(5)	11

Net pension expense	119	167
Administrative expense	4	4

Total pension cost recognized in net income	123	171

Rogers Communications Inc.	61	2022 Annual Financial Statements

Net interest cost, a component of the plan cost above, is included in "finance costs" and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2022	2021

Interest income on plan assets	(108)	(78)
Interest cost on plan obligation	103	89

Net interest cost, recognized in finance costs	(5)	11

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2022	2021

(Loss) return on plan assets (excluding interest income)	(604)	223
Change in financial assumptions	942	390
Effect of experience adjustments	(36)	(18)
Change in asset ceiling	(33)	(9)

Remeasurement gain, recognized in other comprehensive income and equity	269	586

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31
(In millions of dollars)	2022	2021

Accrued benefit obligation, beginning of year	96	92
Pension expense, recognized in employee salaries and benefits expense	13	12
Net interest cost, recognized in finance costs	4	3
Remeasurements, recognized in other comprehensive income	(24)	(7)
Benefits paid	(6)	(4)

Accrued benefit obligation, end of year	83	96

We also have defined contribution plans with total pension expense of $24 million in 2022 (2021 - $18 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2022	2021

Equity securities:
Domestic	9.6%	11.8%	8% to 18%
International	36.7%	47.0%	37% to 67%
Debt securities	53.2%	40.7%	25% to 45%
Other - cash	0.5%	0.5%	0% to 2%

Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $9 million (2021 - $12 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Rogers Communications Inc.	62	2022 Annual Financial Statements

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2022	2021

Employer contribution	134	177
Employee contribution	31	32

Total contribution	165	209

We estimate our 2023 employer contributions to our funded plans to be $73 million. The actual value will depend on the results of the 2023 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2022 is 14 years (2021 - 17 years).

Plan assets recognized an actual net loss of $499 million in 2022 (2021 - $297 million net gain).

We have recognized a cumulative gain in "other comprehensive income" and "retained earnings" of $59 million as at December 31, 2022 (2021 - $157 million loss) associated with post-retirement benefit plans.

NOTE 24: SHAREHOLDERS' EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features		Voting rights
Preferred shares	400,000,000	●	Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	●	None
RCI Class A Voting Shares	112,474,388	●	Without par value	●	Each share entitled to 50 votes
		●	Each share can be converted into one Class B Non-Voting share
RCI Class B Non-Voting Shares	1,400,000,000	●	Without par value	●	None

RCI's Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI's Articles of Continuance, in order to ensure Rogers remains qualified to hold the licences referred to above.

In relation to our issuances of subordinated notes in December 2021 and February 2022 (see note 21), the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

Rogers Communications Inc.	63	2022 Annual Financial Statements

DIVIDENDS
We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

		Dividend per
Date declared	Date paid	share (dollars)
January 26, 2022	April 1, 2022	0.50
April 19, 2022	July 4, 2022	0.50
July 26, 2022	October 3, 2022	0.50
November 8, 2022	January 3, 2023	0.50
		2.00

January 27, 2021	April 1, 2021	0.50
April 20, 2021	July 2, 2021	0.50
July 20, 2021	October 1, 2021	0.50
October 20, 2021	January 4, 2022	0.50
		2.00

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On February 1, 2023, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2023, to shareholders of record on March 10, 2023.

NOTE 25: STOCK-BASED COMPENSATION

ACCOUNTING POLICY
Stock option plans
Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to "operating costs" or "restructuring, acquisition and other", as applicable, using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans
We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards' fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to "operating costs" over the vesting period of the awards. If an award's fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within "operating costs" or "restructuring, acquisition and other", as applicable, in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan
Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in "operating costs".

Rogers Communications Inc.	64	2022 Annual Financial Statements

ESTIMATES
Significant management estimates are used to determine the fair value of stock options. The table below shows the weighted average fair value of stock options granted during 2022 and 2021 and the principal assumptions used in applying the Black-Scholes model for granted options to determine their fair value at the grant date.

	Years ended December 31
	2022	2021

Weighted average fair value	$9.65	$7.46

Risk-free interest rate	1.0%	0.3%
Dividend yield	2.8%	3.4%
Volatility of Class B Non-Voting Shares	23.1%	23.1%
Weighted average expected life	5 years	5.1 years

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

STOCK-BASED COMPENSATION EXPENSE
Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2022	2021

Stock options	28	3
Restricted share units	51	57
Deferred share units	9	6
Equity derivative effect, net of interest receipt	(21)	(6)

Total stock-based compensation expense	67	60

As at December 31, 2022, we had a total liability recognized at its fair value of $229 million (2021 - $199 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $169 million (2021 - $150 million) and is included in "accounts payable and accrued liabilities". The long-term portion of this is $60 million (2021 - $49 million) and is included in "other long-term liabilities" (see note 22).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2022 was $85 million (2021 - $95 million).

We paid $72 million in 2022 (2021 - $76 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $65.44 (2021 - $57.52).

STOCK OPTIONS
Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is typically equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options
We granted 2,469,014 performance-based options to certain key executives in 2022 (2021 - nil). These performance options have certain non-market vesting conditions, including closing of the Shaw Transaction and the achievement of certain preset integration-related milestones over the next two years. As at December 31, 2022, we had 3,159,161 performance options (2021 - 1,068,776) outstanding. The outstanding options that were granted prior to 2022 vest on a graded basis over four years provided certain targeted stock prices are met on or after each anniversary date.

Rogers Communications Inc.	65	2022 Annual Financial Statements

Summary of stock options
Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2022		Year ended December 31, 2021
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	6,494,001	$61.62	4,726,634	$62.10
Granted	4,234,288	$65.73	1,848,655	$60.61
Exercised	(301,467)	$50.87	(10,988)	$58.45
Forfeited	(566,614)	$64.04	(70,300)	$67.58

Outstanding, end of year	9,860,208	$63.58	6,494,001	$61.62

Exercisable, end of year	3,440,894	$61.84	2,373,717	$59.68

Below is a summary of the range of exercise prices, the weighted average exercise price, and the weighted average remaining contractual life as at December 31, 2022.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$42.85 - $44.99	153,937	1.82	$44.24	153,937	$44.24
$45.00 - $49.99	280,949	1.85	$49.41	280,949	$49.41
$55.00 - $59.99	1,619,007	6.76	$58.39	991,135	$58.28
$60.00 - $64.99	2,746,987	5.72	$62.52	1,154,996	$62.56
$65.00 - $69.99	4,054,418	8.90	$65.74	106,197	$66.38
$70.00 - $73.00	1,004,910	4.95	$73.00	753,680	$73.00

	9,860,208	6.95	$63.58	3,440,894	$61.84

Unrecognized stock-based compensation expense as at December 31, 2022 related to stock option plans was $14 million (2021 - $11 million) and will be recognized in net income within periods of up to the next four years as the options vest.

RESTRICTED SHARE UNITS
The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we redeem all of the participants' RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs
We granted 206,719 performance-based RSUs to certain key executives in 2022 (2021 - 295,958). The number of units that vest and will be paid three years from the grant date will be within 0% to 100% of the initial number granted and reinvested dividends based upon the achievement of certain annual targets.

Summary of RSUs
Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2022	2021

Outstanding, beginning of year	2,691,288	2,573,894
Granted and reinvested dividends	990,702	1,341,801
Exercised	(678,634)	(1,041,890)
Forfeited	(600,867)	(182,517)

Outstanding, end of year	2,402,489	2,691,288

Rogers Communications Inc.	66	2022 Annual Financial Statements

Unrecognized stock-based compensation expense as at December 31, 2022 related to these RSUs was $48 million (2021 - $64 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS
The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs
We granted 6,934 performance-based DSUs to certain key executives in 2022 (2021 - 7,517) through reinvested dividends. All performance-based DSUs currently outstanding are fully vested.

Summary of DSUs
Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2022	2021

Outstanding, beginning of year	1,421,342	1,619,941
Granted and reinvested dividends	70,692	78,939
Exercised	(350,803)	(277,439)
Forfeited	(1,347)	(99)

Outstanding, end of year	1,139,884	1,421,342

Unrecognized stock-based compensation expense as at December 31, 2022 related to these DSUs was nil (2021 - nil).

EMPLOYEE SHARE ACCUMULATION PLAN
Participation in the plan is voluntary. Employees can contribute up to 15% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25 thousand). The plan administrator purchases Class B Non-Voting Shares on a bi-weekly basis on the open market on behalf of the employee. On a bi-weekly basis, we make a contribution of 25% to 50% of the employee's contribution that period and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $55 million in 2022 (2021 - $52 million).

EQUITY DERIVATIVES
We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 17) and recognized a $21 million recovery (2021 - $6 million recovery) in stock-based compensation expense for these derivatives.

NOTE 26: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER
Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2022 and 2021.

Rogers Communications Inc.	67	2022 Annual Financial Statements

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation
Compensation expense for key management personnel included in "employee salaries, benefits, and stock-based compensation" and "restructuring, acquisition and other" was as follows:

	Years ended December 31
(In millions of dollars)	2022	2021

Salaries and other short-term employee benefits	13	19
Post-employment benefits	11	4
Stock-based compensation [1]	23	21

Total compensation	47	44
1    Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions
We entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 2021; total amounts paid to this related party between January and June 2021 were $3 million. We have also entered into business transactions with companies controlled by our Directors Michael J. Cooper and John C. Kerr, which became related parties in October 2021. These companies include Dream Unlimited Corp. and Vancouver Professional Baseball LLP, respectively. Dream Unlimited Corp. is a real estate company that rents spaces in office and residential buildings. Vancouver Professional Baseball LLP controls the Vancouver Canadians, the Toronto Blue Jays' High-A affiliate minor league team. Total amounts paid to these related parties were nominal during the period from October 2021 to December 2021 and for the year ended December 31, 2022.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS
We have the following material operating subsidiaries as at December 31, 2022 and 2021:
•Rogers Communications Canada Inc.; and
•Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. They are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to us as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements, being primarily MLSE (broadcasting rights) and Glentel (Wireless distribution support). Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2022	2021

Revenue	74	31
Purchases	194	180

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2022	2021

Accounts receivable	87	112
Accounts payable and accrued liabilities	138	95

Rogers Communications Inc.	68	2022 Annual Financial Statements

NOTE 27: GUARANTEES

We had the following guarantees as at December 31, 2022 and 2021 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS
As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES
As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS
We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2022 or 2021. Historically, we have not made any significant payments under these indemnifications or guarantees.

NOTE 28: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY
Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

JUDGMENTS
We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

SUMMARY OF COMMITMENTS
Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2022.

	Less than			After
(In millions of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total

Player contracts [1]	170	183	119	33	505
Purchase obligations [2]	333	299	130	156	918
Program rights [3]	694	1,199	421	346	2,660

Total commitments	1,197	1,681	670	535	4,083
1    Toronto Blue Jays players' salary contracts into which we have entered and are contractually obligated to pay.
2    Contractual obligations under service, product, and wireless device contracts to which we have committed.
3    Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Rogers Communications Inc.	69	2022 Annual Financial Statements

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31
(In millions of dollars)	2022

Acquisition of property, plant and equipment	192
Acquisition of intangible assets	2
Our share of commitments related to associates and joint ventures	320

Total other commitments	514
CONTINGENT LIABILITIES
We have the following contingent liabilities as at December 31, 2022:

July 2022 network outage
On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels.

As a result of the network outage, and our promise to customers that we would proactively provide five days of credits on their services, we refunded approximately $150 million. The amount refunded has been recognized in our consolidated statement of income as a reduction of revenue.

Further, a total of four applications have now been filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. One of the applications was subsequently withdrawn and a second application has since been suspended. Each of the remaining two applications seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each remaining application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of these applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including our third-party Internet access service. The Order set final rates for us that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believed they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We recognized a refund in 2021 of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021 a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

Videotron Ltd.
On October 29, 2021, Videotron Ltd. launched a lawsuit against Rogers in the Quebec Superior Court, in connection with the agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involves allegations by Videotron Ltd. that Rogers has breached its contractual obligations

Rogers Communications Inc.	70	2022 Annual Financial Statements

by developing its own network in the territory. Videotron is seeking compensatory damages in the amount of $850 million. We intend to vigorously defend this lawsuit. We have not recognized a liability for this contingency.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Income taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 13) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims
There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	71	2022 Annual Financial Statements

NOTE 29: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NET OPERATING ASSETS AND LIABILITIES

	Years ended December 31
(In millions of dollars)	2022	2021

Accounts receivable, excluding financing receivables	(201)	(78)
Financing receivables	(162)	(840)
Contract assets	8	417
Inventories	98	(56)
Other current assets	25	13
Accounts payable and accrued liabilities	36	556
Contract and other liabilities	44	25

Total change in net operating assets and liabilities	(152)	37

NOTE 30: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) for a price of $40.50 per share. The Shaw Family Living Trust, the controlling shareholder of Shaw, and certain members of the Shaw family and certain related persons (Shaw Family Shareholders) will receive (i) $16.20 in cash and (ii) 0.417206775 Class B Non-Voting Shares of Rogers per Shaw Share held by the Shaw Family Shareholders. The Shaw Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Shaw Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Shaw Transaction at a special shareholders meeting. The Court of King's Bench of Alberta issued a final order approving the Shaw Transaction on May 25, 2021. The Shaw Transaction is subject to other customary closing conditions, including compliance with, or receipt of, applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals).

In connection with the Shaw Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion (see note 19). During the year ended December 31, 2021, we entered into the $6 billion Shaw term loan facility (see note 21), which served to reduce the amount available under the committed credit facility to $13 billion. During the three months ended March 31, 2022, we issued the Shaw senior note financing, which served to reduce the amount available under the committed credit facility to nil and the facility was terminated. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Shaw Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications. The CRTC approval only relates to the broadcasting elements of the Shaw Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Shaw Transaction and requesting an injunction to prevent closing of the Shaw Transaction until the Bureau's application to challenge the Shaw Transaction could be decided. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Shaw Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour.

On June 17, 2022, we announced a proposed divestiture agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Subsequent to closing, Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the sale of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay Shaw $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Shaw Transaction, compliance with the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close

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substantially concurrently with closing of the Shaw Transaction. On August 12, 2022, we announced Rogers and Shaw had entered into definitive agreements with Quebecor.

On October 25, 2022, the Minister for Innovation, Science and Industry as an administrative matter denied our initial March 2021 request to transfer Freedom's spectrum licences to Rogers. In contemplation of the proposed Freedom Transaction, the Minister set out certain conditions (which Quebecor announced its intention to accept) before the Minister would consider approving a transfer of Freedom's spectrum licences to Videotron Inc. (Videotron). On December 31, 2022, the Minister indicated he would not render his decision on the transfer of Freedom’s spectrum licences to Videotron until there is clarity on the ongoing legal process arising from the Tribunal’s decision. The proposed Freedom Transaction continues to be reviewed by ISED Canada.

The Tribunal proceedings commenced on November 7, 2022 and final oral arguments were completed on December 14, 2022. On December 29, 2022, the Tribunal released its summary decision, dismissing the Bureau's application to block the Shaw Transaction. Subsequently, on December 30, 2022, the Bureau announced it would appeal the Tribunal's decision to the Federal Court of Appeal. The Federal Court of Appeal held a hearing on January 24, 2023, during which it issued a ruling from the bench dismissing the Bureau's appeal and upholding the Tribunal's decision. On January 24, 2023, following the Federal Court of Appeal’s decision, the Bureau announced it would not be pursuing a further appeal in the case. On January 25, 2023, the House of Commons Standing Committee on Industry and Technology held a second public hearing regarding the Shaw Transaction, including the proposed Freedom Transaction, at which members of management for Rogers, Shaw, and Quebecor, among others, appeared.

Given the ongoing regulatory process and the parties’ continued commitment to the Shaw Transaction, Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for closing the Shaw Transaction to March 31, 2023 (with the consent of Quebecor). The outside date for the proposed Freedom Transaction coincides with the outside date of the Shaw Transaction. Nonetheless, the time required for ISED Canada to issue its approval is uncertain and could result in further delays in, or prevent the closing of, the Shaw Transaction and the Freedom Transaction.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law or order relating to the Key Regulatory Approvals or the Competition Act is in effect that would make the consummation of the Shaw Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw. We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

Rogers Communications Inc.	73	2022 Annual Financial Statements